CNX Gas Corporation

CNX Center

1000 CONSOL Energy Drive

Canonsburg, PA 15317-6506

December 9, 2008

Mr. Ronald Winfrey

Petroleum Engineer

United States Securities and Exchange Commission

100 F Street, N.W., Mail Stop 7010

Washington, D. C. 20549

RE:	CNX Gas Corporation

Form 10-K for Fiscal Year Ended December 31, 2007 and Form 10-Q for Fiscal Quarter

Ended June 30, 2008 Response letter dated September 29, 2008

File No. 001-32723

Dear Mr. Winfrey:

This letter sets forth the response of CNX Gas Corporation (the “Company” or “we” or “our”) to the comments of the staff of the U. S. Securities and Exchange Commission (the “Commission”) contained in our December 1, 2008 telephone call. The Company’s responses set forth below.

Please disclose the difference in the development costs previously estimated compared to the actual development costs incurred.

Company Response:

In future filings, we propose adding an additional line to this disclosure in order to disclose the difference in the actual development costs incurred compared to the amount previously estimated to be incurred. The revised disclosures are indicated by the underscored language and figures below.

	2007		2006		2005
	Consolidated Operations	Equity Affiliates	Consolidated Operations	Equity Affiliates	Consolidated Operations	Equity Affiliates
Balance at Beginning of Period	933,186	1,705	1,865,097	5,697	1,026,774	2,764
Net changes in sales prices and production costs	1,681,550	7,356	(5,327,975)	(13,550)	3,528,867	10,581
Sales net of production costs	(207,688)	(1,122)	(435,909)	(2,265)	(233,212)	(1,314)
Net change due to revisions in quantity estimates	479,618	5,959	1,495,140	(2,486)	629,622	2,925
Net change due to acquisition	2,840	—	—	—	—	—
Development costs incurred during the period	257,935	—	151,774	—	86,273	—
Difference in previously estimated development costs compared to actual costs incurred during the period	(87,408)	—	(40,466)	—	(15,808)	—

Changes in estimated future development costs	(254,635)	(214)	(241,095)	(12)	(228,230)	990

Net change in future income taxes	(754,209)	(4,673)	1,743,570	7,162	(1,500,271)	(5,213)
Accretion of discount and other	(666,206)	(4,454)	1,723,050	7,159	(1,428,918)	(5,036)

Total Discounted Cash Flow at End of Period	1,384,983	4,557	933,186	1,705	1,865,097	5,697

Based upon the responses provided, I believe the Company has satisfied the staff’s request.

Additionally, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.

Please direct any additional questions or comments to me at (724) 485-4550. My fax number is (724) 485-4834.

Very truly yours,

/s/ William J. Lyons
William J. Lyons
Chief Financial Officer

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